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14040960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~[illegible]~~

8-65276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Drive, Suite A
(No. and Street)

Carrollton (City) Texas (State) 75010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saville, Dodgen & Company, P.L.L.C
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street Suite 1100 (Address) Dallas (City) Texas (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/28/14

OATH OR AFFIRMATION

I, Rick Hardwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA SMITH
My Commission Expires
November 17, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXAS SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2013

SAVILLE®

SAVILLE

INDEPENDENT AUDITORS' REPORT

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

We have audited the accompanying financial statements of Texas Securities, Inc. (the "Company"), which comprise the statement of financial condition, as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with GAAP.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Changes in Liabilities Subordinated to Claims of Creditors, Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Independent Auditors' Report on Internal Control under Rule 17a-5(g)(1) of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, the information in the supplemental schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Saville Dodgen & Company PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 12, 2014

TEXAS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	139,957
Related party receivable		2,813
Prepaids and other current assets		85,158
Total current assets		227,928
PROPERTY AND EQUIPMENT		
Office equipment		54,154
Furniture and fixtures		136,710
		190,864
Less accumulated depreciation		(166,176)
Net property and equipment		24,688
OTHER ASSETS		10,000
Total other assets		10,000
TOTAL ASSETS	$	262,616

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	5,331
Accrued liabilities		21,125
Total current liabilities		26,456
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100,000 shares authorized, issued, and outstanding		1,000
Additional paid-in capital		1,868,230
Accumulated deficit		(1,633,070)
Total stockholder's equity		236,160
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	262,616

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES	
Commission income	$ 2,999,850
Sales agency fee	440,000
Other income	199
Total revenue	3,440,049
EXPENSES	
Selling, general, and administrative	3,472,057
Total expenses	3,472,057
LOSS BEFORE INCOME TAXES	(32,008)
STATE INCOME TAX EXPENSE	9,723
NET LOSS	$ (41,731)

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's equity, January 1, 2013	$ 1,000	$ 1,868,230	$ (1,591,339)	$ 277,891
Net loss	-	-	(41,731)	(41,731)
Stockholder's equity, December 31, 2013	$ 1,000	$ 1,868,230	$ (1,633,070)	$ 236,160

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (41,731)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,986
Changes in operating assets and liabilities:	
Decrease in related-party receivable	22,125
Decrease in prepaids and other assets	20,247
Increase in accounts payable	2,022
Decrease in accrued liabilities	(23,626)
Net cash used in operating activities	(18,977)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	(4,513)
Net cash used in investing activities	(4,513)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	(23,490)
CASH AND CASH EQUIVALENTS, beginning of year	163,447
CASH AND CASH EQUIVALENTS, end of year	$ 139,957
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for state income taxes	$ 9,723

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

NATURE OF BUSINESS

On February 13, 2002, Texas Securities, Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of The Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $250,000 in cash.

The Company is in the business of selling interests in joint ventures organized for drilling oil and gas wells in the United States. Crown Exploration, Ltd. ("Crown") and Crown Exploration II, Ltd. ("Crown II") serve as the managing venturer of their respective joint ventures.

The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(I).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivables

Receivables are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends. No allowance was recorded at December 31, 2013.

Property and Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the related assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life of 2 years or greater. Generally, office equipment is depreciated over periods ranging from 3 to 5 years, and furniture and fixtures are depreciated over a period of 5 years.

Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the stockholder. The Company is subject to income tax under the Texas State Margin Tax. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction. Open tax years subject to examination are as follows:

State of Texas	2009 to present
United States	2010 to present

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company follows the guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) *Accounting for Uncertainty in Income Taxes.* Under this guidance a company must recognize the tax benefit associated with tax positions taken for tax return purposes when it is more-likely-than-not that the position will be sustained. The Company does not believe there are any unrecognized tax benefits that should be recorded. For the year ended December 31, 2013, there were no interest or penalties recorded or included in the statement of income.

Statement of Cash Flows

The Company has defined as cash equivalents highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

Concentrations of Credit Risk

The Company sells interests in joint ventures, which results in receivables arising from commissions earned. The Company does business with many individual investors and thus believes that its receivables credit risk exposure is limited.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the date these financial statements were available to be issued and has determined the application of these pronouncements will have no material impact on the Company's financial position and results of operations.

RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown and Crown II, the Company shall receive up to 15% of all funds raised from individual investors as defined by the management agreement. For the year ended December 31, 2013, the Company received commission income of $2,999,850 related to this agreement. In addition, the Company received $440,000 during 2013 for sales agency fees from Crown II in consideration of the Company acting as Crown II's exclusive broker-dealer. As of December 31, 2013, the Company was owed $2,813 from Crown II sponsored joint ventures for commission income.

The Company also paid Crown II $29,000 for accounting and administrative assistance fees and another related party $106,060 for office space.

RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation. The Company may make annual discretionary contributions to the plan. The Company did not contribute to the plan during 2013.

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31,2013, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $113,375, which was $108,375 in excess of its required regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 23.33%.

LEASE OBLIGATIONS

The Company leases office space from a related party (see Related Party Transactions). Rental expense for office space totaled $106,060 for the year. The lease requires monthly payments of $7,430 through December 2014. Future minimum payments under this non-cancelable lease are $89,160.

SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 12, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

TEXAS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	236,160
Less: Non-allowable assets		122,659
Less: Haircuts on securities		126
Net capital		113,375
Net capital requirement		5,000
Excess net capital	$	108,375

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by Texas Securities, Inc. and included in the Company's unaudited Part IIA Report Filing as of December 31, 2013.

TEXAS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Claims at January 1, 2013	$	-
Additions		-
Reductions		-
Claims at December 31, 2013	$	-

See accompanying independent auditors' report and notes.

TEXAS SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

The Company claims exemption from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC), under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company cannot take possession of customer funds.

The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 of the SEC at December 31, 2013.

SAVILLE

SHAREHOLDERS

David B. Epperson
J. Clinton Pugh
Virginia L. DeBrow
John P. Boyd
Tamara Berley
Kurtis N. Smith
Daniel W. DeLaughter
Michael K. Frank

—

John W. Saville 1923–1996

—

PRINCIPALS

Ann Searcy

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER RULE 17A-5(g)(1) OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Texas Securities, Inc.
Carrollton, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Texas Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Saville, Dodgen & Company, P.L.L.C.
Certified Public Accountants & Advisors
700 North Pearl Street, Suite 1100
Dallas, Texas 75201
214-922-9727 Tel
214-740-1726 Fax
www.savillecpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Saville Dodgen & Company PLLC

Saville, Dodgen & Company, P.L.L.C.
Dallas, Texas

February 12, 2014